Edcon

NEWS RELEASE FROM EDCON

31 August 2005

RECEIVED
2005 SEP 12 A 10: 20

05011088

SUPPL

Edcon expresses interest in Myer stores in Australia

Following an announcement earlier this month by Australian holding company Coles Myer Ltd that it would consider 'ownership options' regarding its Myer chain of stores, Edcon will be forming a team in South Africa and Australia to explore any possible opportunities for the company.

"Australia is a large market in the Southern Hemisphere and if Coles Myer decides to divest Myer then we want to be in a position to determine if an acquisition of Myer would create shareholder value for Edcon," said CEO Steve Ross.

Ross said that the team would conduct an evaluation to explore any apparent similarities between Edcon and Myer relative to market position, brand components, product sold and product seasonality. These may support improved purchasing leverage for Edcon, as well as increased sourcing opportunity, international brand management and operating economies of scale of the combined business.

"We have a disciplined approach to acquisitions and we will carefully evaluate all issues in regard to any potential international diversification in our core business," said Ross.

Myer is the largest chain of department stores in Australia and has 61stores around the country. Their annual turnover is A$3.1 billion and their market share in Australia is similar to that of Edgars in South Africa, at roughly 20%.

ENDS

Issued by: Beachhead Media & Investor Relations
Ocean Ngobeni 011 214 2413 / 084 491 1133 / ocean@bmsa.co.za
Jennifer Cohen 011 214 2401 / 082 468 6469 / jennifer@bmsa.co.za

On behalf of: **Edcon**
Further info – South Africa:
Tessa Christelis, Edcon Group, Investor Relations Manager
011 495 6545 / 082 601 3061 / tchristelis@edcon.co.za

Australia:
Simon Mordant
Joint Chief Executive
Caliburn Partnership,
2 Chifley Square
Sydney, NSW 2000
+61 29 229 1408 / simon.mordant@caliburn.com.au

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

9/12

I certify that this is the new memorandum of association which was adopted in terms of a special resolution passed at a general meeting of the company on 13 July 2005.

Director

13 July 2005

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

MEMORANDUM OF ASSOCIATION
OF A COMPANY HAVING A SHARE CAPITAL
(Section 54(1); Regulation 17(1) and 17(2))

EDGARS CONSOLIDATED STORES LIMITED
Registration number of Company
1946/022751/06

1 **NAME**

1.1 The name of the Company is: EDGARS CONSOLIDATED STORES LIMITED.

1.2 The name of the Company in the other official languages of the Republic of South Africa is: N/A.

1.3 The shortened form of the name of the Company is: EDCON.

2 **PURPOSE DESCRIBED IN MAIN BUSINESS**

The main business which the Company is to carry on is that of the retailing of goods and financial services through the Company and its subsidiary and associated companies.

3 **MAIN OBJECT**

The main object of the Company is to retail goods and financial services through the Company and its subsidiary and associated companies.

4 **ANCILLARY OBJECTS EXCLUDED**

None of the specified ancillary objects referred to in Section 33(1) of the Act are excluded from the unlimited ancillary objects of the Company.

5 **POWERS**

5.1 None of the specific powers or part of any powers of the Company are excluded from the plenary powers or the powers set out in Schedule 2 to the Act.

5.2 None of the specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act are qualified under Section 34 of the Act.

6 **CONDITIONS**

The following conditions apply to the Company:

None.

7 **PRE-INCORPORATION CONTRACTS (IF ANY)**

Not applicable.

8 **CAPITAL**

8.1 Par value.

The share capital of the Company is R8 150 000 divided into -

8.1.1 720 000 000 ordinary par value shares of R0,01 each;

8.1.2 150 000 6% cumulative preference shares of R2 each;

8.1.3 65 000 000 "A" ordinary shares of R0,01 each.

8.2 No par value.

None.

I certify that these are the new articles of association which were adopted in terms of a special resolution passed at a general meeting of the company on 13 July 2005.

[signature]
Director

13 July 2005

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION OF A COMPANY HAVING
A SHARE CAPITAL NOT ADOPTING SCHEDULE 1
(Section 60(1); regulation 18)

Registration No. of Company 1946/022751/06

EDGARS CONSOLIDATED STORES LIMITED
("**the company**")

The articles of Table A contained in Schedule 1 to the Companies Act, 1973, shall not apply to the company.

TABLE OF CONTENTS

The articles of association of the company are as follows -

1 **INTERPRETATION**

1.1 In the interpretation of the articles and unless the subject or context otherwise requires -

1.1.1 the following words and expressions shall have the following meanings -

1.1.1.1 "**Act**" - Companies Act, 1973, as amended or re-enacted and for the time being in force, including any regulations framed thereunder and for the time being in force;

1.1.1.2 "**articles**" – the articles of association for the time being of the company;

S188(1) 1.1.1.3 "**authorised representative**" - a person authorised in the manner prescribed by the Act to act as the representative of a company or other body corporate at any general meeting of the company;

1.1.1.4 "**beneficial owner**" - any person who in terms of the Act has or is deemed to have a beneficial interest in any security issued by the company;

574 1.1.1.5 "**capital**" – the share capital of the company;

1.1.1.6 "**company payment**" – any dividend, payment in reduction of capital, or other amount payable by the company in respect of a share;

1.1.1.7 "**JSE**" - the JSE Securities Exchange South Africa;

1.1.1.16 "**transfer office**" - the office of the transfer secretary for the time being of the company or, if no transfer secretary is appointed, the office;

1.1.2 words importing any gender include the other genders and words importing the singular number include the plural, and vice versa;

1.1.3 any word or expression which is defined in the Act or in the Listings Requirements of the JSE and which is not otherwise defined in the articles shall have the meaning assigned thereto in the Act or in the Listings Requirement of the JSE, as the case may be, as in force at the date of registration of the special resolution adopting the articles, provided that if a word or expression is defined in both the Act and the Listings Requirements of the JSE and there is a conflict between such definitions, the definition contained in the Act shall prevail;

1.1.4 the articles shall be deemed to authorise the company to do anything which the Act empowers a company to do if so authorised by its articles, unless that authority is expressly excluded.

2 **HEADINGS AND REFERENCES**

The articles are to be construed as not including -

2.1 the headings to articles, and

2.2 references in the left-hand margins to sections of the Act designated by the letter "S", and the numbers of the sections referred to,

which are for information only.

3 **UNISSUED SECURITIES**

3.1 Unless issued for the acquisition of assets, unissued equity securities shall first be offered to existing members pro-rata to their shareholding in accordance with the JSE requirements, subject to -

3.1.1 any rounding off of entitlements to avoid fractions and/or odd-lots of shares;

3.1.2 the possible issue of any shares which are not taken up by applicants for shares in excess of their entitlements;

3.1.3 the possible exclusion of any members, who are prohibited by any law of any country to whose jurisdiction they are subject, from participation in a rights offer.

3.2 Notwithstanding 3.1, a general meeting may authorise the directors to issue unissued securities and give options to subscribe for unissued securities as the directors in their discretion may think fit, subject to the provisions of the Act and the JSE requirements.

4 **ISSUE OF SHARES**

4.1 Subject to the provisions of the Act, the JSE requirements, the memorandum and the articles, and subject to any right previously conferred on any member, a general meeting or the directors with the prior approval of a general meeting may by resolution issue any -

S221 4.1.1 shares (whether with or without any preferred, deferred or other special right or restriction in regard to dividends, voting, return of capital or otherwise);

398 4.1.2 preference shares which are, or at the option of the company are liable, to be redeemed,

on such terms and conditions as may be determined by that resolution and may by similar resolution, but subject to the

provisions of the articles, amend or add to such terms and conditions.

4.2 If there are any issued preference shares in the capital, the issue of further shares ranking in priority to or pari passu with those preference shares shall be deemed to be a variation of the rights attached to those preference shares which adversely affects those rights.

4.3 Subject to the provisions of the Act, the company may -

S79 4.3.1 pay interest on any shares issued for the purpose of raising money to defray the expenses of works or buildings or for the provision of plant;

S80 4.3.2 pay a commission, not exceeding 10%, to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or for procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares of the company.

5 **RIGHTS ATTACHING TO THE 6% CUMULATIVE PREFERENCE SHARES ("the preference shares")**

The preference shares shall confer upon the holders thereof the following rights and privileges and shall be subject to the following conditions and restrictions, namely -

5.1 The right to receive out of the profits of the company which it shall from time to time be determined to distribute, a fixed cumulative preferential dividend calculated at the rate of 6% per annum on the amounts for the time being paid up on the preference shares, in priority to any payment of dividend to the holders of any other classes of shares in the capital of the company.

5.2 The right in a winding up to repayment of the capital paid up on the preference shares, together with a sum equivalent to all arrears or

deficiency (if any), of the said fixed cumulative preferential dividend thereon whether earned or declared or not down to the date of the commencement of the winding up, in priority to any other classes of shares in the capital of the company.

5.3 The preference shares shall not confer any further or other right to participate in the profits or assets of the company.

5.4 The said preference shares shall not entitle the holders thereof to receive notices of or attend or vote at any general meeting of the company except during such period as the said preferential dividend or any part thereof remains in arrear and unpaid for six months or more after the due date of such dividend or the business of the meeting includes the consideration of a resolution for winding up the company or any resolution directly affecting any of the rights or privileges attached to the preference shares or the interests of the holders thereof.

5.5 Without the previous consent in writing of the holders of 75% of the preference shares for the time being issued or the sanction of a resolution passed at a separate meeting of the holders of the preference shares for the time being issued ("**preference shareholders**") (in respect of which resolution not less than twenty-one clear days' notice is given specifying the intention to propose the resolution, the terms and effect of the resolution and the reasons for it) at which preference shareholders holding in the aggregate not less than one-fourth of the total votes of all preference shareholders entitled to vote thereat are present in person or by proxy and the resolution is passed by not less than three-fourths of the total votes to which preference shareholders, present in person or by proxy, are entitled –

5.5.1 no further shares may be created or issued ranking in priority to or pari passu with the preference shares; and

5.5.2 the aggregate amount at any time owing by the company and its subsidiary companies (exclusive of inter-company

borrowings) shall not exceed the nominal amount of the capital issued and paid up of the holding company, or, if the company does not have a holding company, of the company, plus the total of free reserves as shown in the consolidated balance sheet of the company's holding company (or, if the company does not have a holding company, then in the consolidated balance sheet of the company), certified by the auditors of the company's holding company or of the company, as the case may be.

5.6 The dividend on the preference shares shall be paid by the company half-yearly as soon as possible after the first day of January and first day of July in each year.

6 CERTIFICATES

S94
S95
S96
S125
S126
S140

Subject to the provisions of the Act, certificates shall be issued under the authority of the directors in such manner and form as the directors may determine from time to time, provided that -

6.1 any member shall be entitled to require one certificate in respect of each share registered in his name;

6.2 if any certificate is defaced, lost or destroyed, it may be replaced on such terms as the directors may determine, including, without limitation, terms in relation to the company being indemnified in respect of any loss of any nature which it may incur pursuant to the replacement of any such certificate.

7 UNCERTIFICATED SECURITIES

Notwithstanding the provisions of 6 and 9, the provisions of section 91A of the Act, the JSE requirements and the provisions of any other relevant legislation shall apply in respect of uncertificated securities.

8 **JOINT HOLDERS OF SHARES**

Where two or more persons are registered as the holders of any share they shall be deemed to hold that share jointly, and -

8.1 notwithstanding anything to the contrary in the articles, on the death, sequestration, liquidation or legal disability of any one of such joint holders the remaining joint holders may be recognised, at the discretion of the directors, as the only persons having title to such share;

8.2 any one of such joint holders may give effectual receipts for any company payments, dividends, bonuses or returns of capital or other accruals payable to such joint holders;

8.3 only the joint holder whose name stands first in the register shall be entitled to –

8.3.1 claim any company payment;

8.3.2 delivery of the certificate relating to that share;

8.3.3 receive notices from the company (and any notice given to such joint holder shall be deemed to be notice to all the joint holders); provided that this 8.3.3 shall not affect any obligation which the company may otherwise have to send notices to beneficial owners of its securities;

8.4 any one of the joint holders of any share conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were solely entitled thereto, and if more than one of such joint holders is present at any meeting, either personally or by proxy, the joint holder who tenders a vote and whose name stands in the register before the other joint holders who are present in person or by proxy shall be entitled to vote in respect of that share.

9 **TRANSFER OF SHARES**

9.1 Every instrument of transfer of a share shall be left at the transfer office accompanied by the certificate of the shares to be transferred and/or such other evidence as the company may require to prove the title of the transferor or his right to transfer the shares. Any authority to sign transfer deeds granted by a member for the purpose of transferring shares which may be lodged, produced or exhibited with or to the company at the transfer office shall be deemed to remain in full force, and the company may allow the same to be acted upon, until written notice of revocation thereof is lodged at the transfer office. Even after the lodging of such notice, the company may give effect to any instrument signed under the authority to sign and certified by any officer of the company as being in order before the lodging of such notice.

S133(2) S134 9.2 Subject to the requirements of the Act, the instrument of transfer of a share shall be in the usual form or such other form as the directors may approve and shall be signed by the transferor.

10 **LEGAL REPRESENTATIVES**

S103(3) 10.1 A legal representative (not being one of several joint holders) shall be the only person recognised by the company as having any title to a share registered in the name of the member whom he represents.

S103(3) 10.2 A legal representative shall be entitled to –

10.2.1 be registered as a member nomine officii in respect of any share registered in the name of any member whom he represents; or

10.2.2 transfer any such share to himself or any other person,

provided that the directors shall in either of such cases have the same right to decline or suspend registration as they would have had

in the case of a transfer of the share by the member in whose name it is registered.

11 **TRUSTS IN RESPECT OF SHARES**

S104 and S140A

To the extent required by the Act, the company shall maintain a register of disclosures made to the company of the identity of beneficial owners. The directors may in their discretion record in the company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

12 **REDUCTIONS OF CAPITAL**

Subject to the provisions of the Act and the JSE requirements, the company may reduce its capital, share premium, stated capital, reserves and/or capital redemption reserve fund with the prior approval of -

12.1 a general meeting; and

12.2 a resolution of directors.

13 **PAYMENTS TO MEMBERS**

S90

Subject to the provisions of the Act, the JSE requirements and 32, the company may with the prior approval of –

13.1 a general meeting; and

13.2 a resolution of directors,

make payments to its members whether or not such payments result in a reduction of the issued share capital, share premium, stated capital, reserves, capital redemption reserve fund and/or any other account of the company.

14 ACQUISITION OF SHARES ISSUED BY THE COMPANY

S85 Subject to the provisions of the Act and the JSE requirements, the company may, with the prior approval of a special resolution, acquire any shares issued by the company on the basis that -

14.1 all or a portion of the price payable on such acquisition may be paid out of the funds of or available to the company whether or not such payment results in a reduction of the issued share capital, share premium, stated capital, reserves, any capital redemption reserve fund and/or any other account of the company; and

14.2 the shares so acquired shall be cancelled as issued shares and the authorised share capital of the company shall remain unaltered.

S89 15 ACQUISITION OF SHARES IN HOLDING COMPANY AND ACQUISITION OF SHARES BY SUBSIDIARY COMPANY

Subject to the provisions of the Act and the JSE requirements, the company may, with the prior approval of a special resolution -

15.1 acquire any shares issued by any of its holding companies;

15.2 authorise any subsidiary of the company to acquire shares in the company.

16 ALTERATION OF CAPITAL

The company may, subject to the provisions of the Act and the JSE requirements -

S75 16.1 increase, consolidate, divide, subdivide or cancel all or any part of its issued or unissued capital;

S75 16.2 convert all or any of its issued or unissued shares into shares of another class;

S100 16.3 convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares;

S75 16.4 convert all or any of its issued or unissued shares having a par value into shares having no par value and vice versa.

17 **FRACTIONS OF SHARES**

If, on any capitalisation issue, consolidation or subdivision of shares, or other transaction with the company, members would, but for the provisions of this article, become entitled to fractions of shares, all allocations of such shares will be rounded up or down based on standard rounding convention (i.e. allocations will be rounded up to the nearest whole number if they are equal to or greater than 0,5 or down to the nearest whole number if they are less than 0,5) resulting in the allocations of whole shares and no fractional entitlements.

18 **ODD-LOT OFFERS**

18.1 The company may make and implement odd-lot offers in accordance with the JSE requirements or as otherwise permitted by the JSE.

18.2 If -

18.2.1 the company makes an odd-lot offer in accordance with the JSE requirements or as otherwise permitted by the JSE; and

18.2.2 members who -

18.2.2.1 hold less than 100 shares (or less than such other number of shares ("**other number**") as may on request by the company be permitted by the JSE in respect of that odd-lot offer) in the company; or

18.2.2.2 on behalf of a person who owns a beneficial interest in shares in the company, hold less than 100 shares (or less than the other number, as the case may be),

each being an "**odd-lot**", and who qualify to participate in that odd-lot offer, do not elect any of the election alternatives, namely to retain their odd-lots, to sell their odd-lots or to increase their odd-lots to holdings of 100 shares (or holdings of the other number, as the case may be), in accordance with the terms of the odd-lot offer,

such members shall be deemed to have agreed to sell their odd-lots, and the company shall be entitled (on implementation of that odd-lot offer) to cause the odd-lots to be sold on behalf of such members on such basis as the directors may determine; provided that the company shall account to such members for the proceeds attributable to them pursuant to the sale of such odd-lots.

19 VARIATION OF RIGHTS

S102 19.1 Subject to the Act and any right or restriction under which shares are held, the rights or restrictions attached to all or any shares of any class may be amended, modified, varied or cancelled by a special resolution, provided that no such amendment, modification, variation or cancellation which directly or indirectly adversely affects those rights or restrictions shall be effected without -

19.1.1 the written consent or ratification of the holders of at least three-quarters of the shares in question; or

19.1.2 the approval of or ratification by a resolution passed at a separate general meeting of the holders of the shares in question in the same manner, mutatis mutandis, as a special resolution. The provisions of the articles relating to general meetings shall apply to any such separate general meeting, except that a quorum at any such general meeting shall be three persons holding or representing by proxy at least

one-third of the issued shares of the class in question. If a quorum is not so present the meeting shall be adjourned to the same day (or if that day is not a business day, the next business day thereafter) in the following week at the same time and place and the members present or represented at the meeting to which the adjournment takes place shall constitute a quorum.

19.2 Unless otherwise provided by the terms of issue or by the articles, any right or restriction attached to all or any class of shares shall be deemed not to be directly or indirectly adversely affected by -

19.2.1 the creation or issue of any other shares ranking pari passu with any such shares already issued by the company;

19.2.2 the cancellation of any shares of any other class in the capital.

20 **GENERAL MEETINGS**

S179 to S187 20.1 General meetings shall be held, in accordance with the provisions of the Act, at such times and places as may be determined by the directors. The notice of a general meeting shall state the place, day and hour of and the nature of the business to be transacted at that general meeting. No business shall be transacted at that general meeting unless the nature of such business has been specifically mentioned in that notice.

20.2 Any notice of a general meeting which is sent to members shall also be sent to beneficial owners who have disclosed an address which has been recorded in the company's register of such disclosures.

21 **PROCEEDINGS AT GENERAL MEETINGS**

S190 21.1 Unless a general meeting determines that there shall be a greater quorum, a quorum for a general meeting shall be the minimum

number required by the Act, namely three members entitled to vote, present in person or represented by an authorised representative.

S184 S190 21.2 Should a quorum not be present within thirty minutes after the appointed time for a general meeting, the general meeting, if convened by or on a requisition of members, shall be dissolved and in any other case shall stand adjourned to the same day (or if that day is not a business day, the next business day thereafter) in the following week at the same time and place, and a quorum at the resumption of a general meeting shall be the minimum number required by the Act.

S191 21.3 The chairman or, failing him, a deputy chairman of the directors (or if more than one of them is present and willing to act, the most senior of them) shall be the chairman of each general meeting. If no chairman or deputy chairman is present and willing to act, the directors present shall elect one of their number or, if no director is present and willing to act, the members present shall elect one of their number, to be chairman of that general meeting.

S192 21.4 The chairman of a general meeting shall, if obliged to do so in terms of the Act, and may, in his discretion in any other circumstance, adjourn that general meeting from time to time.

S192 21.5 Subject to the provisions of the Act, it shall not be necessary to give notice of any adjournment of a general meeting.

21.6 No business shall be transacted at the resumption of any adjourned general meeting other than the business left unfinished at the general meeting from which the adjournment took place.

188(3) 193 197 21.7 Subject to any restriction as to voting to which any member or share may be subject, a member who is present in person, by authorised representative or by proxy shall have one vote on a show of hands and, on a poll, shall -

21.7.1 if the share capital is divided into shares of par value, have that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that member bears to the aggregate of the nominal value of all the shares issued by the company;

21.7.2 if the share capital is divided into shares of no par value, be entitled to one vote in respect of each share held by that member.

21.8 At any general meeting a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands) by -

21.8.1 the chairman of the meeting, or

S198 21.8.2 not less than five members having the right to vote at the general meeting; or

21.8.3 a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the general meeting; or

21.8.4 a member or members entitled to vote at the general meeting and holding in the aggregate not less than one-tenth of the issued share capital of the company.

S199(4) S204 S205 21.9 On a show of hands at a general meeting a declaration by the chairman as to the result of the voting on any particular resolution and an entry to that effect in the minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from voting on such resolution.

21.10 If a poll is demanded at a general meeting -

21.10.1 on the election of a chairman or on an adjournment, the poll shall be taken immediately and in such manner as the general meeting determines, and a poll on any other question shall be taken at such time and in such manner as the chairman of the general meeting directs;

21.10.2 the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded;

21.10.3 the demand shall not preclude the general meeting from considering any question other than that on which the poll has been demanded unless the general meeting decides otherwise;

21.10.4 the demand may be withdrawn at any time.

21.11 No objection shall be taken to the admission or rejection of any vote except at the general meeting at which the vote in dispute is cast, or, if it is adjourned, the resumption thereof. The chairman of that general meeting or resumed general meeting shall determine any issue raised by such objection and his determination shall be final and binding.

21.12 Subject to the Act and the articles, the chairman of any general meeting shall determine the procedure to be followed at that meeting.

22 PROXIES

S189 22.1 A member shall be entitled to appoint a proxy to attend, speak and vote (whether on a show of hands or on a poll) in his stead at any general meeting in accordance with the Act.

22.2 A proxy shall only be duly appointed if appointed as such by a written instrument, whether in the form of a proxy form, power of

attorney or other document ("**proxy instrument**") which complies with 22.3.

22.3 Subject to the provisions of the Act, a proxy instrument -

22.3.1 need not, subject to 22.3.2, bear a handwritten signature of the member appointing the proxy and may be an instrument created by electronic or other means, including, without limitation, electronic mail or facsimile;

22.3.2 shall be in such form as is approved or accepted by the directors and shall be accompanied by such documentary or other evidence as may be required by the directors in order to establish the validity and/or authenticity thereof, including the authority of the person appointing the proxy;

22.3.3 shall be received at the transfer office not less than twenty-four hours before the time appointed for the holding of the general meeting, or resumption of an adjourned general meeting at which the person named therein proposes to vote;

22.3.4 shall not be valid after the expiry of two months after the date when it was deposited at the transfer office unless it specifically provides otherwise;

22.3.5 shall in addition to the authority conferred by the Act, except insofar as it provides otherwise, be deemed to confer the power generally to act at the general meeting in question, subject to any specific direction contained in the proxy instrument as to the manner of voting;

22.3.6 shall be valid at every resumption of an adjourned meeting to which it relates, unless the contrary is stated thereon;

22.3.7 shall not be used at the resumption of an adjourned general meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it

was not lodged timeously for the meeting from which the adjournment took place; and

22.3.8 may confer the power of delegation and sub-delegation on any proxy appointed in terms thereof, so that any proxy so appointed may appoint any other person as proxy in his stead.

22.4 A vote cast or act done in accordance with the terms of a proxy instrument shall be deemed to be valid notwithstanding -

22.4.1 the previous death, insanity, or any other legal disability of the person appointing the proxy, or

22.4.2 the revocation of the proxy, or

22.4.3 the transfer of a share in respect of which the proxy was given,

unless notice as to any of the abovementioned matters shall have been received by the company at the office or by the chairman of the meeting if not held at the office, before the vote was cast or the act was done.

23 DIRECTORS

S208(1) 23.1 Subject to the provisions of the Act and unless otherwise determined by a general meeting, the number of directors shall be not less than seven nor more than twenty.

S210 S211 S212 23.2 A general meeting or the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that -

23.2.1 the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with the articles;

23.2.2 the appointment of any director appointed by the directors in terms of this 23.2 shall cease at the conclusion of the next annual general meeting, unless it is confirmed at that annual general meeting.

23.3 The continuing directors may act, notwithstanding any vacancy in their number. If, and for so long as, the number of continuing directors is reduced below the minimum number of directors required to act as such for the time being, the continuing directors may act only to -

23.3.1 increase the number of directors to the required minimum; or

23.3.2 summon a general meeting, provided that if there is no director able or willing to act, then any member may convene a general meeting for that purpose.

23.4 Neither a director nor an alternate director shall be obliged to hold any qualification shares.

23.5 The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

23.6 A director may be employed in any other capacity in the company or as a director or employee of a company controlled by or a subsidiary of the company, on such terms and conditions as to remuneration and otherwise as may be determined from time to time by a disinterested quorum of directors (which shall, insofar as remuneration is concerned, take into account the recommendations of the remuneration committee).

23.7 The directors shall -

23.7.1 be paid all travelling, subsistence and other expenses properly incurred by them in the execution of their duties in or about the business of the company;

23.7.2 if required to perform extra services or to reside abroad or otherwise be specifically occupied about the company's business, be entitled to receive such remuneration,

as may be authorised or ratified by a disinterested quorum of directors, which shall take into account the recommendations of the remuneration committee.

24 ALTERNATE DIRECTORS

24.1 Each director may by notice to the company -

24.1.1 nominate any one or more than one person in the alternative (including any of his co-directors) to be his alternate subject to the approval of the other directors of such alternate/s, which approval shall not be unreasonably withheld or delayed;

24.1.2 at any time terminate any such appointment.

24.2 The appointment of an alternate director shall terminate -

24.2.1 when the director to whom he is an alternate director -

24.2.1.1 ceases to be a director; or

24.2.1.2 terminates his appointment; or

24.2.2 if the directors reasonably withdraw their approval to his appointment.

24.3 An alternate director shall -

24.3.1 only be entitled to attend or act or vote at any meeting of directors if the director to whom he is an alternate is not present, provided that -

24.3.1.1 he may attend a meeting of directors at which the director to whom he is an alternate is present if the other directors agree thereto;

24.3.1.2 any person attending any meeting of directors as a director in his own right and/or as an alternate for one or more directors shall have one vote in respect of each director whom he represents, including himself if he is a director;

24.3.2 only be entitled to sign a resolution passed otherwise than at a meeting of directors in terms of the articles if the director to whom he is an alternate is then absent from the Republic, or is incapacitated;

24.3.3 subject to the aforegoing, generally exercise all the rights of the director to whom he is an alternate in the absence or incapacity of that director;

24.3.4 in all respects be subject to the terms and conditions existing with reference to the appointment, rights and duties and the holding of office of the director to whom he is an alternate, but shall not have any claim of any nature whatever against the company for any remuneration of any nature whatever.

25 POWERS AND DUTIES OF THE DIRECTORS

Subject to any limitation imposed by the articles, the management of the business of the company shall vest in the directors. In addition to and without limitation of the powers expressly conferred upon the directors by the Act or the articles, they may

25.1 exercise or delegate to any one or more persons all or any such powers; and

25.2 do or delegate to any one or more persons the doing of all or any such acts (including the right to sub-delegate),

as may be exercised or done by the company and are not in terms of the Act or by the articles expressly directed or required to be exercised or done by a general meeting, subject, nevertheless, to that management not being inconsistent with any resolution passed by a general meeting. No such resolution passed by a general meeting shall invalidate any prior act of the directors or any delegatee.

26 **BORROWING POWERS**

The –

26.1 borrowing powers of the company; and

26.2 powers of the company to mortgage or encumber its undertaking and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the company or of any third party,

shall be unlimited and shall be exercised by the directors.

27 **INTERESTS OF DIRECTORS**

S234 to S241 27.1 Subject to compliance with the provisions of the Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the company for any profit or other benefit arising out of any contract entered into by the company in which he is directly or indirectly interested.

S234 S235 S237 27.2 A director shall, if he has, in accordance with the Act, disclosed his interest (if it is material) in the relevant contract or arrangement -

27.2.1 be counted in a quorum for the purpose of a meeting of directors at which he is present to consider any matter; and

27.2.2 be entitled to vote in regard to any matter,

relating to any existing or proposed contract or arrangement in which he has such an interest, other than a contract or arrangement regulating his holding of an office in or employment by the company or a company controlled by or a subsidiary of the company.

28 DISQUALIFICATION OF DIRECTORS

S213
S218
S219

A director shall cease to hold office as such if he -

28.1 is prohibited from being or is removed as or is disqualified from acting as a director of a company in terms of the Act;

28.2 gives notice to the company of his resignation as a director with effect from the date of receipt of or such later date as is provided for in such notice;

28.3 absents himself from meetings of directors for six consecutive months without the leave of the other directors, and they resolve that his office shall be vacated, provided that this provision shall not apply to a director who is represented by an alternate who does not so absent himself;

28.4 is given notice, signed by members holding in the aggregate more than 50% of the total voting rights on a poll of all members then entitled to vote on a poll at a general meeting, of the termination of his appointment.

29 PROCEEDINGS OF DIRECTORS

29.1 The directors may -

29.1.1 meet, adjourn and otherwise regulate their meetings as they think fit and any director shall be entitled to convene or direct the secretary to convene a meeting of the directors;

29.1.2 determine what notice shall be given of their meetings and the means of giving that notice, provided that any such prior determination may be varied to the extent necessitated by the circumstances and reasons for the directors' meeting in question.

29.2 The quorum necessary for the transaction of the business of the directors shall be a majority of the directors for the time being in office, of which a majority must be non-executive directors and one of which must be the managing director of the company for the time being or another executive director designated by such managing director. A resolution of directors shall be passed by a majority of the votes of the directors present at the meeting at which it is proposed. The chairman of any meeting of directors shall, in the event of an equality of votes on any matter, have a second or casting vote.

29.3 Directors of the company may participate in and act at any directors' meeting through the use of a conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other at approximately the same time. Such participation by directors shall constitute attendance and presence in person at the meeting.

29.4 Immediately following each annual general meeting of the company the directors shall elect a chairman of the directors from their number for the ensuing year until the end of the next annual general meeting of the company. The directors may also elect a deputy chairman or deputy chairmen of the directors and determine the period for which each is to hold office. If more than one deputy chairmen are elected, the directors shall, upon their election, determine the order of their seniority. At any meeting of directors, the chairman of the directors, or if he is not present or willing to act as such, the most senior deputy chairman present and willing to act as such, shall act as chairman. If no chairman or deputy chairman has been elected, or is present and willing to act as such, the

directors present at any directors' meeting shall choose one of their number to be chairman of the meeting.

S236 S242(2) 29.5 Subject to the provisions of the Act, a resolution signed by the directors (or their alternates, if applicable) who are present in the Republic at the time when the resolution in question is signed by the first of such directors, whose number is not less than that of a quorum for a meeting of directors, and inserted in the minute book, shall be as valid and effective as if it had been passed at a meeting of directors. Any such resolution may consist of several documents, each of which may be signed by one or more directors (or their alternates, if applicable) and shall be deemed to have been passed on the date on which it was signed by the last director who signed it (unless a statement to the contrary is made in that resolution). A facsimile transmission of a signed resolution shall be acceptable evidence that such resolution has been signed by the director or his alternate whose signature appears on the facsimile transmission.

30 EXECUTIVE DIRECTORS

The directors may appoint from time to time one or more of the directors as executive directors or as managing directors of the company, on such terms and conditions as to remuneration and otherwise (but for a maximum initial period of five years in the case of any one appointment which may be extended from time to time) as may be determined from time to time by a disinterested quorum of the directors (which shall, insofar as remuneration is concerned, take into account the recommendations of the remuneration committee); provided that the appointment of any executive director or managing director shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

31 **ROTATION OF DIRECTORS**

The directors shall retire from office on the following basis -

31.1 at each annual general meeting, directors comprising one-third of the aggregate number of directors (excluding the managing director and any director referred to in 31.4) or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the aggregate number of directors (excluding any managing director and any director referred to in 31.4) shall retire from office;

31.2 the directors to retire in terms of 31.1 shall exclude any managing director and any director referred to in 31.4 and shall be those who have been longest in office since their last election, provided that if more than one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

31.3 if, after the retirement of directors in terms of 31.1, there would remain in office any director (excluding the managing director) who would have held office for three years since his last election, he shall also retire, in addition to the directors retiring in terms of 31.1, at such annual general meeting;

31.4 any director appointed as such by the directors after the conclusion of the company's preceding annual general meeting shall, in addition to the directors retiring in terms of 31.1 and 31.3, retire from office at the conclusion of the annual general meeting held immediately after his appointment;

31.5 a retiring director shall be eligible for re-election, and, if re-elected, shall be deemed for all purposes other than 31.1 to 31.4 not to have vacated his office;

31.6 the annual general meeting at which a director retires may elect another person to fill the vacated office, and if it is not so filled the

retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or not to re-elect such retiring director;

31.7 no person other than a retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless during the period of thirty days following the end of the financial year of the company which immediately precedes such annual general meeting a member who will be entitled to attend and vote at such annual general meeting shall have lodged at the office written notice proposing such person as a director, together with the consent of that person to be elected as a director;

31.8 a retiring director shall continue to act as director throughout the general meeting at which he retires and his retirement shall become effective only at the end of such meeting.

32 **DIVIDENDS AND OTHER PAYMENTS**

S90 32.1 Notwithstanding the provisions of 13, but subject to the provisions of the Act and the JSE requirements, a general meeting or the directors may declare dividends to any one or more classes of members from time to time registered as such at a date which shall be after the date of publication of the announcement of the declaration of the dividend, provided that no greater dividend shall be declared by a general meeting than is recommended by the directors.

32.2 With the sanction of a general meeting, a company payment may be made either wholly or in part by the distribution of such specific assets in such manner as the directors may recommend or determine.

32.3 Subject to the provisions of 8, the company may transmit any company payment by -

32.3.1 ordinary post to the address of the holder of any share recorded in the register or such other address as previously notified to the company in writing by such holder; or

32.3.2 electronic bank transfer to such bank account as previously notified to the company in writing by the holder of any share,

and the company shall not be responsible for any loss in transmission.

32.4 Any company payment -

32.4.1 which is unclaimed, may be retained by the company and may be invested or used as the directors may deem fit for the benefit of the company until claimed by the member concerned;

32.4.2 shall not bear interest against the company,

provided that any company payment which is a dividend payable on or in respect of a share which is retained and unclaimed for three years after the payment date of the dividend in question, shall be forfeited and revert to the company and may be dealt with by the directors as they deem fit.

32.5 The company shall, for the purpose of facilitating its winding up or deregistration, or the reduction of its share capital, any share premium account or capital redemption reserve fund, be entitled by special resolution to delegate to any bank, registered as such in accordance with the laws of the Republic, the liability to make any company payment, which has not been forfeited in terms of 32.4.

33 **RESERVES**

The directors may -

33.1 set aside and carry to a reserve account any part of the profits of the company, which may at their discretion be applied for any purpose for which the profits of the company may properly be applied in such manner as the directors deem fit;

33.2 divide any such reserve account into such special accounts as they deem fit and consolidate such special accounts (or any part thereof) into one or more accounts.

34 **CAPITALISATION**

S90
S221

Subject to the provisions of the Act, the directors or a general meeting, on the recommendation of the directors, may resolve to capitalise the whole or any part of -

34.1 any amount available for distribution as a dividend and not required for the payment or provision of dividends on preference shares;

34.2 any amount standing to the credit of any of the company's reserve accounts (including its share premium account or capital redemption reserve fund),

by applying such amount in paying up in full unissued shares of the company, to be issued to the members in the same proportions as if those shares had constituted a dividend declared by the company.

35 **WINDING UP**

S342 If the company is wound up whether voluntarily or compulsorily -

35.1 the assets remaining after payment of the liabilities of the company and the costs of winding up shall be distributed amongst the members in proportion to the numbers of shares respectively held by

them, subject to the rights of any members to whom shares have been issued on special conditions and subject to the company's right to apply set-off against the liability, if any, of members for unpaid capital or premium;

35.2 the liquidator, with the authority of a special resolution, may divide amongst the members in specie the whole or any part of the assets and whether or not those assets consist of property of one kind or different kinds.

36 **INDEMNITY**

S247 S248 Every director, alternate director, manager, secretary and other officer of the company shall be indemnified out of the company's funds against all liability incurred by him in defending any proceedings (whether civil or criminal) arising out of any actual or alleged negligence, default, breach of duty or breach of trust on his part in relation to the company in which judgment is given in his favour or in which he is acquitted or in connection with any matter in which relief is granted to him by the court in terms of the Act.

37 **NOTICES**

37.1 For the purposes of this 37, the term "notice" shall include financial statements or other information to be given to members, beneficial owners or directors.

37.2 Subject to the provisions of the articles and to the JSE requirements, any notice which is required to be given to members or directors in terms of the Act, the JSE requirements and the articles, or to beneficial owners in terms of 20.2, shall be in writing and may be given to –

37.2.1 any member, beneficial owner or director who has notified the company of his electronic mail address or telefacsimile number for this purpose, by sending –

37.2.1.1 such notice; or

37.2.1.2 if the notice is available on a website for at least the period commencing on the day after the date on which such notice was sent and expiring on the later of the twenty-first day succeeding that day or the day of the meeting, if any, to which the notice relates, a message advising that a notice is available on such website and containing the web address of such website,

by electronic mail or telefacsimile, as the case may be, to such address or telefacsimile number, as the case may be;

37.2.2 any member, beneficial owner or director by delivery in person;

37.2.3 any member or beneficial owner by delivering it or sending it through the post, properly addressed, to -

37.2.3.1 a member at his address shown in the register of members;

37.2.3.2 a beneficial owner, at the address which has been disclosed to the company in respect of that beneficial owner and which has been recorded in the company's register of such disclosures;

37.2.4 any director by -

37.2.4.1 delivering it to his business address; or

37.2.4.2 sending it through the post, properly addressed, to his postal address,

shown in the directors' register,

and any such notice to members shall simultaneously be given to the secretary or other suitable official of any recognised stock

exchange on which the shares of the company are listed for the time being, in accordance with the requirements of that stock exchange. Any such notice to members shall also be announced in accordance with the requirements of any such stock exchange.

37.3 Every such notice shall be deemed to have been received -

37.3.1 if it is delivered, on the date on which it is so delivered;

37.3.2 if it is sent by post, on the day on which it was posted;

37.3.3 if it or a message referred to in 37.2.1.2 is sent by electronic mail, on the day on which it was so sent;

37.3.4 if it or a message referred to in 37.2.1.2 is sent by telefacsimile, on the day on which it was successfully transmitted,

notwithstanding that such notice may not actually have been received.

37.4 When a given number of days' notice or notice over any period is required to be given, the date on which it is deemed to be received shall not be counted in such number of days or period.

37.5 The accidental omission to give notice of a general meeting or of a meeting of directors to or the non-receipt of or delay in transmission of any such notice by or to any member or director, as the case may be, shall not invalidate any resolution passed at any such meeting.

38 **BRANCH REGISTER**

S107 S108 The company shall be entitled to cause a branch share register to be kept in any foreign country and the directors may make such provisions as they may think fit in respect of such branch share register.

39 **ANNUAL FINANCIAL STATEMENTS AND REPORTS**

The directors shall cause the required number of copies of the financial statements of the company and if the company has subsidiaries, of the group financial statements of the company and its subsidiaries, together with the reports of the auditors thereon, all as required to be laid before a general meeting, to be sent or made available in any manner permitted by the articles or the Act to members at least twenty-one days before the general meeting at which they are to be considered, and also to any recognised stock exchange on which any shares of the company are for the time being listed, in accordance with the requirements of that stock exchange.

40 **TERMS OF THE A SHARES**

The following terms shall apply to the A shares.

40.1 **Definitions**

The following words and expressions shall, when used in this 40 and 41, bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings -

40.1.1 "**A preference share**" – a redeemable A preference share in the capital of the company which has a par value of R0,01 and the rights, privileges and conditions set out in 41;

40.1.2 "**A preference shareholder**" – the holder of any A preference share from time to time and for the time being;

40.1.3 "**A share**" – an "A" ordinary share in the capital of the company which has a par value of R0,01 and the terms set out in this 40;

40.1.4 "**A shareholder**" – a shareholder who holds an A share;

40.1.5 "**black**" – Black as defined in the trust deed;

40.1.6 **"capital appreciation amount"** – in respect of each capital appreciation cycle, the amount calculated by multiplying the number of A shares in issue on the closing date of such capital appreciation cycle by the amount (if any) which the share price calculated on the closing date of such capital appreciation cycle exceeds the hurdle share price in respect of such capital appreciation cycle;

40.1.7 **"capital appreciation cycle"** - the period from the transaction date to the first capital appreciation date, and, thereafter, each period from one capital appreciation date to the next capital appreciation date (excluding the first day but including the last day);

40.1.8 **"capital appreciation date"** – each third anniversary of the transaction date;

40.1.9 **"capital appreciation shares"** – the capital appreciation shares as defined in 40.3.1;

40.1.10 **"capital consideration"** – the amount calculated by multiplying the number of capital appreciation shares by the par value of the ordinary shares in the company;

40.1.11 **"closing date"** – in respect of each capital appreciation cycle, the last trading day of such capital appreciation cycle;

40.1.12 **"dispose"** – in relation to an A share, sell, transfer, makeover, give, donate, exchange, dispose of, unbundle, distribute or otherwise alienate all or part of that A share or the rights therein;

40.1.13 **"employee beneficiary"** – an Employee Beneficiary as defined in the trust deed;

40.1.14 "**hurdle share price**" – subject to 40.6, in respect of -

40.1.14.1 the first capital appreciation cycle, R50;

40.1.14.2 all other capital appreciation cycles, the greater of the share price calculated on the closing date of the immediately preceding capital appreciation cycle and the hurdle share price in respect of the immediately preceding capital appreciation cycle;

40.1.15 "**market price**" – on a particular day, the closing price per share at which the ordinary shares of the company traded on the JSE;

40.1.16 "**payment to shareholders**" – has the meaning assigned to it in section 90 of the Act and includes, without limitation, dividends and payments in reduction of share capital or premium;

40.1.17 "**share price**" – on a particular day, the volume weighted average price per share at which the ordinary shares of the company traded on the JSE over the thirty trading day period -

40.1.17.1 preceding such day, if it is not a trading day; or

40.1.17.2 ending on such day, if it is a trading day;

40.1.18 "**sponsor**" – the lead sponsor of the company from time to time, as contemplated in section 2 of the JSE Listings Requirements;

40.1.19 "**trading day**" – any day on which the ordinary shares of the company are capable of being traded on the JSE;

40.1.20 "**transaction date**" - the closing date as defined in the subscription agreement entered into between the company and The Edcon Staff Empowerment Trust on 3 June 2005;

40.1.21 "**Trust**" – The Edcon Staff Empowerment Trust (Master's reference number IT4675/05);

40.1.22 "**trust deed**" – the deed of trust constituting the Trust entered into by the company, Rand Merchant Bank (a division of FirstRand Bank Limited) and Werksmans Trust (Proprietary) Limited on 23 May 2005;

40.1.23 "**units**" – the Units as defined in the trust deed.

40.2 **Payments to shareholders**

The A shareholder shall not be entitled to any participation in the profits or assets of the company and shall not be entitled to receive or participate in any payment to shareholders in terms of 13 or otherwise.

40.3 **Capital appreciation**

40.3.1 At the end of each capital appreciation cycle and if the share price on the closing date of such capital appreciation cycle ("**closing share price**") exceeds the hurdle price in respect of such capital appreciation cycle, the A shareholder or its nominee/s shall be entitled to receive such number of ordinary shares in the company ("**capital appreciation shares**") as is calculated by dividing the capital appreciation amount in respect of that capital appreciation cycle by the amount calculated by subtracting the par value of the ordinary shares of the company from the closing share price; provided that if such calculation returns a number of ordinary shares which includes a fraction of an ordinary share, such fraction of an ordinary share shall be disregarded (ie the capital appreciation shares shall be the whole number of

ordinary shares arising out of the calculation ignoring the fraction).

40.3.2 On the third business day after the closing date ("**issue date**") -

40.3.2.1 the A shareholder shall be obliged to subscribe for the capital appreciation shares attributable to its A shares by paying the capital consideration into the following bank account of the company (or any other bank account nominated by the company, in writing, prior to the issue date) -

Account holder	Edcon
Bank	First National Bank
Branch	Johannesburg Corporate
Branch code	255005
Account number	50451135360

40.3.2.2 against payment by the A shareholder of the capital consideration, the company shall allot and issue, as fully paid, the capital appreciation shares; provided that all or a part of the capital appreciation shares may be allotted and issued to a third party/s nominated by the A shareholder.

40.3.3 On the allotment and issue of the capital appreciation shares in terms of 40.3.2.2 they will rank pari passu with the other ordinary shares of the company in issue on the issue date.

40.3.4 The company shall be responsible for and shall be obliged to procure the listing of the capital appreciation shares on the JSE within seven days after the issue date. The issue duty payable in respect of the capital appreciation shares shall be paid by the company.

40.4 **Transfer**

Once an A share has been allotted and issued to the A shareholder, the A shareholder may not dispose of such A share for any reason whatsoever.

40.5 **Conversion**

40.5.1 The company may at any time after the sixth anniversary of the transaction date, by written notice ("**conversion notice**") to the A shareholder, convert the A shares into A preference shares.

40.5.2 In the event that the company delivers the conversion notice to the A shareholder, the A shares shall be converted into A preference shares (being a class of preference shares different from the 6% Cumulative Preference Shares referred to in 5) on the basis that -

40.5.2.1 one A share shall be converted into one A preference share; and

40.5.2.2 as a precondition to such conversion, the holder of the A shares shall surrender to the company the share certificates in respect thereof.

40.5.3 Against delivery of the share certificates as contemplated in 40.5.2.2, the company shall, at its own expense, be obliged to deliver to the holder of the A shares which have been converted into A preference shares, share certificate/s in respect of the A preference shares into which such A shares have converted and shall pay any duty levied on the issue of the A preference shares.

40.6 **Adjustments**

40.6.1 A "**potential adjustment event**" means in relation to the ordinary shares of the company, any of the following-

40.6.1.1 a subdivision, consolidation, or reclassification of the ordinary shares of the company, or a free distribution or dividend of any ordinary shares of the company to existing shareholders by way of bonus, capitalisation or similar issue;

40.6.1.2 a rights issue;

40.6.1.3 a repurchase of ordinary shares of the company (whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise), which results in an increase of the market price of more than 20%, with such increase being calculated by comparing the percentage change in the market price calculated on the trading day preceding such repurchase and the market price calculated on the trading day succeeding such repurchase; or

40.6.1.4 an issue of share options in respect of ordinary shares of the company at no cost, other than in terms of any employee incentive scheme;

40.6.1.5 the company pays any special or extraordinary dividend (ie other than an ordinary or final dividend) or makes any distribution of any sort (including through an unbundling) which results in a reduction of the market price of more than 20%, with such reduction being calculated by comparing the percentage change in the market price calculated on the trading day preceding the payment of such dividend or distribution and the market price

calculated on the trading day succeeding the payment of such dividend or distribution.

40.6.2 On or prior to the occurrence of a potential adjustment event, the company shall procure that the sponsor or an independent investment bank of international standing nominated by the company analyses the effect of the potential adjustment event, in order to determine whether any adjustments need to be made to the number of A shares and/or the hurdle share price in order to ensure that the rights of the A shareholder are not adversely affected by the potential adjustment event. If the sponsor or independent investment bank determines that an adjustment is required, then the company shall do all such things and take all such steps as may be necessary or desirable to procure that the number of A shares and/or the hurdle share price are adjusted accordingly. Such sponsor or independent investment bank shall make such determination acting as experts and not as arbitrators and the cost of procuring a determination of the sponsor or independent investment bank shall be borne and paid by the company. The determination made by the sponsor or independent investment bank shall be final and binding.

40.7 **General**

40.7.1 Save in respect of the instances set out in 40.2, 40.3 and 40.4, the A shares shall rank pari passu with the other ordinary shares of the company in all respects, including in relation to meetings and voting at such meetings.

40.7.2 Notwithstanding 19, any amendment, modification, variation or cancellation, whether directly or indirectly, of any provisions of these articles which would alter or change the powers, preference or special rights of the A shares or the A shareholder so as to affect either adversely shall require the prior written consent of the A shareholder.

40.7.3 The company undertakes to ensure that at all times at least 90% of the units awarded by the A shareholder (ie the Trust) are held by black employee beneficiaries.

40.7.4 The A shares are, where applicable, entirely subject to the provisions of the JSE requirements.

40.7.5 Any issue of A shares will require the approval of the JSE.

41 TERMS OF THE A PREFERENCE SHARES

The following terms shall apply to the A preference shares.

41.1 Definitions

The definitions in 40 shall apply, mutatis mutandis, to this 41.

41.2 Winding-up

41.2.1 In the event of the winding-up of the company, the A preference shareholder shall be paid out of the assets of the company and in priority to the holders of ordinary shares in the capital of the company but behind the 6% Cumulative Preference Shares referred to in 5.

41.2.2 Save as set out in this 41.2, the A preference shares shall not be entitled to any participation in the profits or assets of the company.

41.3 Redemption

The company shall be entitled to redeem the A preference shares at any time by giving written notice to the A preference shareholder and by paying the par value of the A preference shares to the A preference shareholder against the surrender to the company of the share certificates in respect of the A preference shares.

41.4 **Transfer**

Once an A preference share has been allotted and issued to the A preference shareholder, the A preference shareholder may not dispose of such A preference share for any reason whatsoever.

41.5 **Meetings**

41.5.1 The A preference shareholder shall be entitled to receive notice of and to be present at any general meeting of holders of any class of shares of the company, but shall only be entitled to vote, either in person or by proxy, at such a meeting during any period during which any redemption payment on the A preference shares remains in arrear and unpaid for six months or more after the due date of such redemption payment or if a resolution of the company is proposed for consideration at that meeting and such resolution affects the rights attached to the A preference shares or the interests of the A preference shareholder. It is recorded, without limitation of the aforegoing, that each of the following resolutions shall be deemed to affect the interests of the A preference shareholder -

41.5.1.1 a resolution for the winding-up of the company;

41.5.1.2 a resolution for the reduction of the company's share capital, stated capital or share premium account.

41.5.2 At every general meeting of the company at which the A preference shareholder is entitled to vote, all resolutions put to the meeting shall be voted by way of a poll, and the A preference shareholder shall be entitled to vote that proportion of the total votes in the company which the aggregate amount of the nominal value of the A preference shares held by the A preference shareholder bears to the

aggregate amount of the nominal value of all shares issued by the company at the relevant time.

41.5.3 The company shall be obliged to give the A preference shareholder notice of any meeting of the A preference shareholder. At every meeting of the holders of the A preference shares, the provisions of the articles of association of the company relating to general meetings of ordinary shareholders shall apply mutatis mutandis.

COMPANIES ACT, 1973

082-34181

LODGEMENT OF FINANCIAL STATEMENTS/INTERIM REPORTS

[Sections 302 (4) (*a*), 302 (4) (*b*), 306, 329 (2), (3) and (5)]
(To be lodged when company sends notice to members)

RECEIVED
2005 SEP 12 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of Company
1946/022751/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -06- 21 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of holding company ....EDGARS CONSOLIDATED STORES LIMITED....

*Names of subsidiaries (if any).... Registration No. ....

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -06- 21 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

The following documents are lodged herewith:

~~†Annual financial statements~~/†group annual financial statements in terms of section 302 (4) (*a*)/~~†329 (3)/†329 (5)~~ of the Act for the financial year ended ....2 APRIL 2005....

~~†Annual financial statements in terms of section 302 (4) (b) of the Act for the financial year ended~~ ....

~~†Interim report in terms of section 306/†329 (2) of the Act for the half year ended~~ ....

~~†Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~ ....

EDGARS CONSOLIDATED STORES LIMITED

Rubber stamp of company, if any, or of secretaries.

*N.B.—Complete if annual financial statements in respect of subsidiaries are lodged.

†Delete whichever is not applicable.

(Perforated) (To be completed by company)

Lodgement of/~~†annual financial statements/~~†group annual financial statements ~~and †annual financial statements of subsidiaries/†provisional annual financial statements/†interim report~~ for financial year/~~†half year~~ ended ....2 APRIL 2005....

Name of company ....EDGARS CONSOLIDATED STORES LIMITED....

..C/o THE GROUP SECRETARY, PO BOX 100, CROWN MINES, 2025....

Received
Registrar of Companies
Date stamp of Companies Registration Office

Not valid unless stamped by Registrar of Companies.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Revenue stamp or revenue franking machine impression R80

APPLICATION FOR EXEMPTION FROM LODGING ANNUAL FINANCIAL STATEMENTS IN RESPECT OF SUBSIDIARIES

(To be lodged in duplicate)
[Section 302 (4a)]

82-34767

Registration No. of Company
1946/022751/06

Name of holding company EDGARS CONSOLIDATED STORES LIMITED

Names of subsidiary private companies	*Registration numbers of subsidiaries*
SEE ANNEXURE A	

Application is made by the above-mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are—

GROUP'S RESULTS ARE REPORTED ON IN THE ANNUAL FINANCIAL STATEMENTS OF THE HOLDING COMPANY

(Separate sheets may be used)

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -06- 10
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

To be completed by company.

Application to Registrar by company for exemption from lodging annual financial statements in respect of subsidiaries.

Dated 7 JUNE 2005

Name of company EDGARS CONSOLIDATED STORES LIMITED

Postal address THE COMPANY SECRETARY
P O BOX 100
CROWN MINES
2025

Approved
Not approved
Registrar of Companies
Date stamp of Companies Registration Office

If approved, the exemption is only valid for a period of two years from this date.

Not valid unless stamped by Registrar of Companies.

ANNEXURE A

EDGARS CONSOLIDATED STORES LIMITED **1946/022751/06**

NAME OF SUBSIDIARY PRIVATE COMPANY	REGISTRATION NUMBERS OF SUBSIDIARIES
Bookwise (Pty) Ltd	1968/014327/07
Cuthberts (Bophuthatswana) (1990) (Pty) Ltd	1985/070324/07
Dale Retail Property Services (Pty) Ltd	1960/003222/07
Edcon Sourcing (Pty) Ltd	1994/007869/07
Elixir Marketing (Pty) Ltd	1997/011872/07
National Security Corporation (Pty) Ltd	1946/023720/07
Peoples Stores (Bophuthatswana) (Pty) Ltd	1980/0701[illegible]/07
R22 Properties (Pty) Ltd	1990/005720/07
Shoecorp Shoe Stores (Pty) Ltd	1931/003648/07
Smiley's Wearhouse (Pty) Ltd	1994/00[illegible]46/07
Super Mart (Pty) Ltd	1991/000472/07
V.O.C. Investments (Pty) Ltd	1947/027562/07

7 June 2005

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 July 2005
REF: NM/jvdm/14213

The Company Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES
2025

Dear Sir / Madam

CONSOLIDATION OF SHARES : AMENDMENT TO LISTING

A draft of the circular to shareholders dated 17 June 2005 relating to your company's consolidation of share capital, together with your application dated 13 July 2005 for the amendment to your company's listing, were tabled at a meeting of the JSE Limited ("the JSE") held today.

At this meeting it was resolved:

i) that the circular as submitted, be approved; and

ii) that subject to shareholders approval of the special resolution, the List will be amended from Monday, 25 July 2005 to reflect the company's listing as ordinary shares of 1 cent each in place of its existing listing of ordinary shares of 10 cents each.

All deals entered into prior to Monday, 25 July 2005 will be in respect of ordinary shares of 10 cents each and all deals entered into from that date be in respect of ordinary shares of 1 cent each.

Our records will be amended to reflect the authorised ordinary share capital of your company as R7 200 000-00 and the listed ordinary share capital as R5 586 577-20 divided into 558 657 720 ordinary shares of 1 cent each.

Kindly confirm that the circular as dispatched to shareholders is identical to the draft approved by the JSE.

Thank you for payment of R7 026-96 in respect of the documentation fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
ISSUER SERVICES

cc. Rand Merchant Bank Corporate Finance Division
Attention : Basani Maluleke

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPE EN VAN BESLOTE KORPORASIES
2005 -07- 15
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

SPECIAL RESOLUTION

(Section 200)
(To be lodged in duplicate)

Registration No. of Company
1946/022751/06

Name of company **EDGARS CONSOLIDATED STORES LIMITED**

Date notice given to members **17 JUNE 2005** Date resolution passed **13 JULY 2005**

Special resolution passed in terms of section **58, 62 & 75** of the Act/*paragraph .... of the memorandum/*article .... of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION

(Use reverse side if necessary)

Resolved:

AS SPECIAL RESOLUTIONS NUMBERS 1, 2, AND 3 (SEE ATTACHED ANNEXURE A)

Rubber stamp of company, if any or of secretaries.

Date 13 July 2005

Signature [signature]
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) **E A BAGLEY**

* Delete whichever not applicable.

(To be completed by company)

Herewith copy of special resolution as registered.

Registration No. of Company
1946/022751/06

Name of company **EDGARS CONSOLIDATED STORES LIMITED**

Postal address **MORESTAT TO COLLECT** AW02496
MRMSER

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Special resolution registered this day 2005 -07- 20

Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Not valid unless stamped by Registrar of Companies.

ANNEXURE A

EDCARS CONSOLIDATED STORES LIMITED
REGISTRATION NUMBER 1946/022751/06
("the company")

Special resolution number 1

"Resolved as a special resolution that each ordinary share in the authorised and issued ordinary share capital of the company with a par value of R0,10 be and is hereby subdivided into an ordinary share with a par value of R0,01 resulting in -

- the authorised share capital of the company, comprising R7 500 000 divided into 72 000 000 ordinary shares with a par value of R0,10 each and 150 000 6% cumulative preference shares with a par value of R2,00 each, being altered so as to comprise R7 500 000 divided into 720 000 000 ordinary shares with a par value of R0,01 each and 150 000 6% cumulative preference shares with a par value of R2,00 each; and

- the issued ordinary share capital of the company, comprising R5 886 577,20 divided into 55 865 772 ordinary shares with a par value of R0,10 each and 150 000 6% cumulative preference shares with a par value of R2,00 each, being altered so as to comprise R5 886 577,20 divided into 558 657 720 ordinary shares with a par value of R0,01 each and 150 000 6% cumulative preference shares with a par value of R2,00 each,

and that the memorandum of association of the company be and is hereby amended accordingly."

Reason for and the effect of special resolution number 1

The reason for special resolution number 1 is to subdivide all of the ordinary shares in the company's capital with a par value of R0,10 each into ordinary shares with a par value of R0,01 each. The effect of special resolution number 1 is that : (a) the authorised share capital of the company, comprising R7 500 000 divided into 72 000 000 ordinary shares with a par value of R0,10 each and 150 000 6% cumulative preference shares with a par value of R2,00 each, will be altered so as to comprise R7 500 000 divided into 720 000 000 ordinary shares with a par value of R0,01 each and 150 000 6% cumulative preference shares with a par value of R2,00 each; and (b) the issued share capital of the company, comprising R5 886 577,20

divided into 55 865 772 ordinary shares with a par value of R0,10 and 150 000 6% cumulative preference shares with a par value of R2,00 each, will be altered so as to comprise R5 886 577,20 divided into 558 657 720 ordinary shares with a par value of R0,01 each and 150 000 6% cumulative preference shares with a par value of R2,00 each.

Special resolution number 2

"Resolved as a special resolution that, subject to the passing and, where applicable, registration of all of the other special resolutions and all of the ordinary resolutions proposed at the general meeting at which this special resolution number 2 is proposed, the authorised share capital of the company, comprising R7 500 000, divided into 720 000 000 ordinary shares with a par value of R0,01 each and 150 000 6% cumulative preference shares with a par value of R2,00 each, be and is hereby increased to R8 150 000,00 by the creation of 65 000 000 "A" ordinary shares with a par value of R0,01 each (which "A" ordinary shares shall have the rights, privileges and conditions set out in Annexure 4 to the circular of which the notice of general meeting to consider, inter alia, this special resolution number 2 forms a part)."

Reason for and the effect of special resolution number 2

The reason for and effect of special resolution number 2 is to increase the authorised share capital of the company from R7 500 000, comprising 720 000 000 ordinary shares with a par value of R0,01 each and 150 000 6% cumulative preference shares with a par value of R2,00 each, to R8 150 000 by the creation of 65 000 00 new "A" ordinary shares of R0,01 each, which "A" ordinary shares shall have the rights, privileges and conditions set out in Annexure 4 to the circular of which this notice of general meeting forms a part.

Special resolution number 3

"Resolved as a special resolution that, subject to the passing and, where applicable, registration of all of the other special resolutions and all of the ordinary resolutions proposed at the general meeting at which this special resolution number 3 is proposed, the company adopt a new memorandum of association and new articles of association each in the form of the draft tabled at the general meeting at which this special resolution number 3 is proposed and initialled by the chairman for the purposes of identification."

Reason for and the effect of special resolution number 3

The reason for and effect of special resolution number 3 is to adopt a new memorandum of association and new articles of association in substitution for the existing memorandum and articles of association of the company (as same may have been amended from time to time including by the passing of special resolution number 1), so that the memorandum of association and articles of association of the company :

- are revised and updated to take account of, inter alia, the requirements of the JSE Securities Exchange South Africa ("JSE"), amendments to the Companies Act 61 of 1973, changes to reporting requirements and the STRATE / electronic environment;

- contain in one consolidated form all amendments previously made to the memorandum of association and articles of association;

- be amended to embody the specific amendments referred to in Annexure 3 to the circular of which this notice of general meeting forms a part;

- reflect the new share capital structure of the company pursuant to the subdivision contemplated in special resolution number 1 and the creation of the "A" ordinary shares contemplated in special resolution number 2;

- embody the rights, privileges and conditions attaching to the "A" ordinary shares created in terms of special resolution number 2.

Ordinary resolution number 1

"Resolved as an ordinary resolution that, subject to the passing and, where applicable, registration of all of the special resolutions and the other ordinary resolution proposed at the general meeting at which this ordinary resolution number 1 is proposed, the directors of the company be and are hereby authorised by way of a specific authority in terms of section 221 of the Companies Act 61 of 1973 to allot and issue :

- to The Edcon Staff Empowerment Trust (Masters reference number IT4675/05) ("Empowerment Trust"), 56 500 000 "A" ordinary shares with a par value of R0,01 each at a subscription price of R0,01 per "A" ordinary share;

- to the Empowerment Trust and/or its beneficiaries such number of new ordinary shares with a par value of R0,01 each as may be subscribed for pursuant to the holding of "A" ordinary shares at a subscription price of R0,01."

In terms of paragraph 5.51(g) of the Listings Requirements of the JSE, the approval of a majority of 75% or more of the votes cast by shareholders present or represented by proxy at the general meeting, excluding any parties and their associates participating in the specific issue of shares for cash, is required for this ordinary resolution to be effective.

Ordinary resolution number 2

"Resolved as an ordinary resolution that any one or more of the directors selected by the board of directors be and are authorised to do all such things, sign all such documents, procure the doing of all such things and the signature of all such documents as may be necessary or incidental to give effect to all of the special resolutions and ordinary resolutions which are proposed and passed at the general meeting at which this ordinary resolution number 2 is proposed."

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

MRMSER

82- 34767

PAYMENT OF FEES ON INCREASE OF CAPITAL

[Section 75 (3)]

Paste revenue receipt here
or
Affix revenue stamps here
or
Impress revenue franking machine impression here

Registration No. of Company
1946/022751/06

Name of Company EDGARS CONSOLIDATED STORES LIMITED

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 7 500 000,00	R 650 000,00	R 8 150 000,00

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of Shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
720 000 000	ORDINARY	0,01	NIL	ORDINARY	0,01	720 000 000	ORDINARY	0,01
150 000	*PREFERENCE	2,00	NIL	PREFERENCE	2,00	150 000	PREFERENCE	2,00
NIL	"A" ORDINARY	0,01	65 000 000	"A" ORDINARY	0,01	65 000 000	"A" ORDINARY	0,01

*% CUMULATIVE PREFERENCE SHARES

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R ....

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN TERMS OF SECTION 75 (3) (*b*) (ii) OF THE ACT

We ...., being the auditor(s) of the company, hereby certify that:

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (*b*) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R..........

Date ....

....
Signature of auditor

Rubber stamp of auditor

Date 13 July 2005

....
Signature of ~~Director/Manager/~~Secretary of the company

Rubber stamp of the company, if any, or of the secretaries